EXHIBIT 99.1

Colliers International Group Inc. Announces Normal Course Issuer Bid

TORONTO, July 13, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) (“Colliers”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Colliers of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding subordinate voting shares (the “Subordinate Voting Shares”).

The notice provides that Colliers may, during the twelve month period commencing July 18, 2017 and ending no later than July 17, 2018, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“Nasdaq”) up to 2,700,000 Subordinate Voting Shares in total, being approximately 10% of the “public float” as of July 1, 2017 of such class of shares. Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the twelve month period ending July 17, 2018 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which Colliers will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, Colliers may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the TSX and/or Nasdaq. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of Colliers. The average daily trading volume on the TSX from January 1, 2017 to June 30, 2017 was 45,237 Subordinate Voting Shares. Daily purchases under the NCIB will be limited to 11,309 Subordinate Voting Shares, other than block purchases. All shares purchased by Colliers under the NCIB will be cancelled.

As of July 1, 2017, there were 37,515,992 Subordinate Voting Shares and 1,325,694 multiple voting shares of Colliers outstanding.

Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of Colliers.

Colliers’ previous NCIB expires on July 17, 2017. As of the date hereof, Colliers has not purchased any of its Subordinate Voting Shares under this NCIB.

About Colliers International

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading global real estate services company with 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 12 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Forward-Looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:

Jay S. Hennick
Chairman and CEO
(416) 960-9500

John B. Friedrichsen
CFO
(416) 960-9500